東京青山・青木法律事務所

06011941

RECEIVED

2006 MAR 28 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

FILE No. 82-5078

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
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Bahrain
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Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

March 14, 2006

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Revised Forecast of Full-Year Results (dated February 2, 2006) and
- The 54th Business Year - Brief Settlement of Accounts for the Third Quarter of the Year ending March 31, 2006 (dated February 2, 2006).

Yours truly,

Ken Takahashi

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

Press Release

FUNAI

February 2, 2006

Funai Electric Co., Ltd.

Representative: Tetsuro Funai
President and CEO

Code No.: 6839 1st Section of the TSE/OSE

Inquiries: Naoyuki Takanaka
IR/Public Relations

Tel: 072-870-4395

Revised Forecast of Full-Year Results

Based on recent trends, Funai Electric Co., Ltd. will revise the forecasted results, made public along with the Interim Statement of Accounts on November 9, 2005, as follows.

1. Revised Forecasted Results Figures (April 1, 2005 – March 31, 2006)

【Consolidated】 (unit: millions of yen)

	Net Sales	Operating Income	Ordinary Income	Current Period Net Income
Previously Announced Forecast (A)	387,300	33,500	36,500	27,200
Revised Forecast (B)	364,000	23,000	27,400	21,300
Increased/Decreased Amount (B-A)	-23,300	-10,500	-9,100	-5,900
Rate of Increase/Decrease (%)	-6.0	-31.3	-24.9	-21.7
(Reference) Results From Previous Period (Ended March 31, 2005)	383,034	33,348	36,616	25,722

【Non-Consolidated】 (unit: millions of yen)

	Net Sales	Operating Income	Ordinary Income	Current Period Net Income
Previously Announced Forecast (A)	359,700	21,300	22,700	14,600
Revised Forecast (B)	309,000	13,400	16,200	10,300
Increased/Decreased Amount (B-A)	-50,700	- 7,900	- 6,500	- 4,300
Rate of Increase/Decrease (%)	-14.1	-37.1	-28.6	-29.5
(Reference) Results From Previous Period (Ended March 31, 2005)	353,592	18,989	20,847	12,004

2. Reasons for the Revision of Results Forecast

Sales of LCD televisions are expected to grow favorably. However, in addition to a shrinking market for analog products, the steep drop in prices for DVD-related products has exceeded expectations, and demand for DVD recorders in the North American market is expected to stagnate.

Digital still cameras have transitioned well, but the environment for printers is anticipated to be severe as competition grows fierce.

As the result of a comprehensive investigation of these factors, net sales, operating income, ordinary income and net income for the current period are expected to fall below previous estimates.

The aforementioned estimates are forward-looking statements about the future performance of Funai Electric Co., Ltd. and are based on management's assumptions and beliefs in light of information currently available, and involve known and unknown risks and uncertainties.

Various factors such as a change in economic conditions overseas (especially changes in the main US market) and severe price fluctuations may cause actual events and results to differ materially from those anticipated in these statements.

End

FILE NO. 82-5078

(Translation)

THE 54TH BUSINESS YEAR
BRIEF SETTLEMENT OF ACCOUNTS FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2006

(from April 1, 2005 to December 31, 2005)

FUNAI ELECTRIC CO., LTD.

1st to 3rd Quarter (9months in cumulative)Consolidated Operating Summary for the Period Ending in March 2006

February 2, 2006

(Million yen)

	Current Year 9 months (From April 1, 2005 to December 31, 2005)		Previous Year 9 months (From April 1, 2004 to December 31, 2004)		Rate of increase or decrease
	Amount	%	Amount	%	
		%		%	%
Net Sales	280,099	100.0	288,223	100.0	△ 2.8
Operating Income	22,486	8.0	26,885	9.3	△ 16.4
Ordinary Income	26,727	9.5	28,166	9.8	△ 5.1
Net Income before Taxes and Other Adjustments	28,718	10.3	27,135	9.4	5.8
Net Income After Tax	20,383	7.3	19,835	6.9	2.8
Net Income Per Share(yen)	582.80		554.21		
Fully Diluted Net Income Per Share(yen)	581.89		551.77		

Note 1. The Company has 12 consolidated subsidiaries and 2 equity-method affiliated companies.

Note 2. The figures above have not been audited or reviewed by a corporate auditor.

1st to 3rd Quarter (9 months in cumulative) Consolidated Financial Summary for the period ending in March 2006

February 2, 2006

Listed Company Name	Funai Electric Co., Ltd.		(Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Section)	
(URL http://www.funai.jp/)				
Inquiries:	Representative's position and name	President	Tetsuro Funai	
	Administrator's position and name	Executive Manager, Accounting Department	Katsumi Furukawa	TEL : (072) 870−4304

1. Items Pertaining to the Preparation of the Quarterly Financial Report

① Adoption of simple method for accounting treatment : No

② Changes from accounting method used in most recent consolidated fiscal year : No

③ Change in scope of consolidation and equity method (Details) : Yes

Consolidated (New): 0, (Excluded) 1
Equity method: (New): 0, (Excluded) 0

2. Summary of 1st to 3rd Quarter Results for the Ending March 2006 Period (April 1, 2005-December 31, 2005)

(1) Operating Results (Consolidated) (Figures are rounded down to the nearest million yen)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
1st/3rd Quarter FY 2005	280,099	-2.8	22,486	-16.4	26,727	-5.1	20,383	2.8
1st/3rd Quarter FY 2004	288,223	16.6	26,885	-5.2	28,166	6.9	19,835	7.4
(Reference) Full-year Results for FY 2004	383,034	12.0	33,348	-8.7	36,616	5.6	25,722	-2.1

	Earnings Per Share	Fully Diluted Earnings Per Share
	Yen	Yen
1st/3rd Quarter FY 2005	582.80	581.89
1st/3rd Quarter FY 2004	554.21	551.77
(Reference) Full-year Results for FY 2004	719.61	716.95

Note: The percentage figures for net sales, operating income, etc. are a comparison against results from the same period of the previous consolidated fiscal year.

[Qualitative Information Pertaining to Consolidated Operating Results]

The global economy expanded in the 1st to 3rd quarter (April 1, 2005 – December 31, 2005) due to bullish personal consumption and capital investment in the United States. The Asian market continued to expand as well, particularly in China.

In Japan, the economy has slowly recovered due to increases in capital investment accompanied by improved corporate earnings and an increase in personal consumption.

Demand for digital-related products, primarily LCD televisions and plasma televisions, in the electronics industry expanded. However, the business environment remained difficult due to the drop in prices of manufactured goods accompanying more intensive competition caused by the emergence of Chinese and other Asian manufacturers and entrants from outside the digital home appliance industry, such as IT firms. This was in addition to a rise in the price of raw materials caused by a steep increase in the price of crude oil.

Under these conditions, 1st to 3rd quarter consolidated net sales for the Funai group fell by 2.8% from the same period last year to 280,099 million yen.

On a by-product basis, a shrinking of the analog video market led to falling sales of VCRs and VCR-TV units in the audiovisual equipment category. Although sales of LCD televisions grew as expected, net sales of audio equipment fell by 6.4% compared to the previous year, to 175,465 million yen, due to a rapid drop in the prices of DVD-related products and the effects of diminishing demand for DVD recorders in the North American market.

In the information equipment category, sales of printers fell slightly due to the effects of increased competition. However, sales of digital still cameras have grown as expected since Funai's entry into that market last year. Net sales of information equipment grew by 5.4% compared to the previous year, to 83,101 million yen.

Net sales of receivers and other related electronic devices fell by 1.4% compared to previous year, to 21,531 million yen.

Operating income fell by 16.4% from the previous year, to 22,486 million yen, and ordinary income fell by 5.1%, to 26,727 million yen. However, net income for 1st to 3rd quarter rose by 2.8% compared to the previous year, to 20,383 million yen, due to the appropriation of gains from the return of the entrusted government's portion of retirement benefit obligations to the employee pension fund.

(2) Shifts in Consolidated Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
	Million yen	Million yen	%	Yen
As of December 31, 2005	291,800	194,501	66.7	5,656.21
As of December 31,2004	283,588	171,729	60.6	4,857.76
(Reference) Full-year Results for FY2004	255,326	174,043	68.2	4,919.43

Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at End of Period
	Million yen	Million yen	Million yen	Million yen
1st/3rd Quarter FY 2005	△ 16,197	△ 676	3,734	94,127
1st/3rd Quarter FY 2004	16,277	△ 11,200	3,522	125,587
(Reference) Full-year Results for FY2004	22,018	△ 32,508	△ 419	101,156

[Qualitative Information Pertaining to Shifts in Consolidated Financial Position]

The financial position of Funai Electric Co., Ltd. at the end of the third quarter is discussed below.

Total assets increased by 36,474 million yen compared to the end of the previous consolidated fiscal year. The primary factors for this rise were increases of 18,679 million yen in inventories and 19,184 million yen in long-term provisional taxes.

Liabilities increased by 15,938 million yen compared to the end of the previous consolidated fiscal year. The primary factor for this rise was an increase of 18,920 million yen in short-term loans payable.

Stockholders' equity increased by 20,457 million yen compared to the end of the previous consolidated fiscal year.

Funai Electric Co., Ltd. received a rectification notice from the Osaka Regional Taxation Bureau on June 28, 2005. The Bureau determined that Funai Electric Co., Ltd.'s Hong Kong (consolidated) subsidiary did not meet the requirements for exclusion under the anti-tax haven system and the Hong Kong subsidiary's income for the three fiscal years ended March 2002 through March, 2004 will be considered, and taxed as, Funai Electric Co., Ltd.'s income. The additional tax of 16.6 billion yen (19.1 billion yen when including incidental taxes) includes corporate, enterprise and residence taxes. However, Funai Electric Co., Ltd. believes that the tax penalties are improper, resulting from a misunderstanding of the facts by the Taxation Bureau and filed an appeal with the Taxation Bureau on August 24, 2005. Funai Electric Co., Ltd. also believes that its tax handling will be clearly identified as proper during the hearings, and these additional taxes have been appropriated on the Balance Sheet under "Investments and Other Assets".

For reference purposes, the effect from taxation of Funai Electric Co., Ltd.'s Hong Kong subsidiary's income for the period ended March, 2005, the consolidated fiscal year following the year subject to investigation, is estimated at approximately 4.2 billion yen, including corporate, enterprise and residence taxes. For the reason described above, these taxation effects have not been accounted for at the present time.

[Reference]

1. Consolidated Financial Forecast for the Period Ending March 2006 (April 1, 2005 - March 31, 2006)

	Net Sales	Ordinary Income	Net Income
	Million yen	Million yen	Million yen
Full-Year	364,000	27,400	21,300

(Reference) Forecasted net income per share (full-year): 619.42 yen

2. Non-consolidated Financial Forecast for the Period Ending March 2006 (April 1, 2005 – March 31, 2006)

	Net Sales	Ordinary Income	Net Income	Annual Dividends Per Share	
				Period-End	
	Million yen	Million yen	Million yen	Yen	Yen
Full-Year	309,000	16,200	10,300	50.00	50.00

(Reference) Forecasted net income per share (full-year): 299.53 yen

(Note) The forecasted net income per share is calculated according to the number of shares issued (after deducting the number of shares of treasury stock) at the end of the third quarter under review.

[Qualitative Information Pertaining to Financial Forecasts]

Results of operating forecasts for the Funai group anticipate favorable transition among LCD televisions and digital still cameras. However, in addition to a shrinking market for analog products, stagnated demand for DVD recorders in the North American market is expected to continue, and even the environment for printers is anticipated to be severe as competition grows fierce.

Consolidated and individual financial forecasts for the full year have been revised as above as a result of comprehensive investigations of these factors. For details, please refer to the "Announcement Regarding Revised Full Year Results Forecasts", also published on February 2, 2006.

However, taxes resulting from the application of the anti-tax haven system on Funai Electric Co. Ltd's Hong Kong subsidiary have not been included in the outlook for the full year. For reference purposes, please see page 3 for more information regarding these taxes.

NOTE: The aforementioned estimates are forward-looking statements about the future performance of Funai Electric Co., Ltd. and are based on management's assumptions and beliefs in light of information currently available, and involve known and unknown risks and uncertainties. Various factors such as a change in economic conditions overseas (especially changes in the main US market) and severe price fluctuations may cause actual events and results to differ materially from those anticipated in these statements.

(1) (CONDENSED) CONSOLIDATED BALANCE SHEETS

(million yen)

	Third quarter ended December 31, 2005 (As of December 31, 2005)		Third quarter ended December 31, 2004 (As of December 31, 2004)		Year ended March 31, 2005 (As of March 31, 2005)	
ASSETS:	Amount	%	Amount	%	Amount	%
Current assets:	195,411	67.0	231,777	81.7	180,851	70.8
Cash and deposits	94,896		126,416		101,846	
Trade notes and trade accounts receivable	42,752		56,902		45,520	
Inventories	45,982		39,862		27,303	
Others	11,779		8,594		6,181	
Fixed assets:	96,389	33.0	51,811	18.3	74,474	29.2
Tangible fixed assets	20,081	6.9	21,604	7.6	22,406	8.8
Intangible fixed assets	7,222	2.4	958	0.4	7,932	3.1
Investments and other assets	69,081	23.7	29,248	10.3	44,136	17.3
TOTAL ASSETS	291,800	100.0	283,588	100.0	255,326	100.0
LIABILITIES:						
Current liabilities:	81,898	28.0	98,662	34.8	68,098	26.7
Trade notes and trade accounts payable	40,355		62,785		38,639	
Short-term loans payable	22,931		7,994		4,011	
Other current liabilities	18,610		27,882		25,448	
Long-term liabilities:	15,079	5.2	12,943	4.5	12,939	5.0
Long-term loans payable	5,498		6,228		6,041	
Other long-term liabilities	9,581		6,715		6,898	
TOTAL LIABILITIES	96,977	33.2	111,605	39.3	81,038	31.7
MINORITY INTERESTS:						
Minority interests	321	0.1	253	0.1	243	0.1
STOCKHOLDERS' EQUITY:						
Common stock	31,203	10.7	31,030	11.0	31,118	12.2
Additional paid-in capital	33,168	11.4	32,994	11.6	33,083	13.0
Retained earnings	143,817	49.3	119,359	42.1	125,246	49.1
Revaluation difference of other securities	10,806	3.7	3,721	1.3	5,410	2.1
Foreign exchange translation adjustment	(3,281)	(1.1)	(6,507)	(2.3)	(11,943)	(4.7)
Treasury stock	(21,214)	(7.3)	(8,869)	(3.1)	(8,872)	(3.5)
TOTAL STOCKHOLDERS' EQUITY	194,501	66.7	171,729	60.6	174,043	68.2
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	291,800	100.0	283,588	100.0	255,326	100.0

(Not subjected to audit by the Account Auditors)

(2) (CONDENSED) CONSOLIDATED STATEMENTS OF INCOME

(million yen)

	Third quarter ended December 31, 2005 (from April 1, 2005 to December 31, 2005)		Third quarter ended December 31, 2004 (from April 1, 2004 to December 31, 2004)		Rate of increase or decrease
	Amount	%	Amount	%	%
Net sales	280,099	100.0	288,223	100.0	(2.8)
Cost of sales	224,433	80.1	228,056	79.2	(1.6)
Selling, general and administrative expenses	33,179	11.9	33,281	11.5	(0.3)
Operating income	22,486	8.0	26,885	9.3	(16.4)
Non-operating income:	4,831	1.7	1,787	0.6	170.2
Non-operating expenses:	590	0.2	506	0.1	16.6
Ordinary income	26,727	9.5	28,166	9.8	(5.1)
Special income	3,411	1.3	450	0.1	656.9
Special loss	1,420	0.5	1,482	0.5	(4.2)
Net income before taxes and other adjustment	28,718	10.3	27,135	9.4	5.8
Corporate, inhabitant and enterprise taxes	8,280	3.0	7,250	2.5	14.2
Minority interests	53	0.0	49	0.0	9.1
Net income for the third quarter of the year	20,383	7.3	19,835	6.9	2.8

(3) (CONDENSED) CONSOLIDATED STATEMENTS OF CASH FLOWS

(million yen)

	Third quarter ended December 31, 2005 (from April 1, 2005 to December 31, 2005)	Third quarter ended December 31, 2005 (from April 1, 2005 to December 31, 2005)	Business year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
I. Cash flows from operating activities			
Net income before income taxes, etc.	28,718	27,135	35,316
Depreciation	6,136	4,675	7,008
Interest and dividend income	(2,172)	(1,088)	(1,669)
Interest expense	508	224	352
(Increase) decrease in trade accounts receivable	7,036	(20,322)	(11,543)
(Increase) decrease in inventories	(16,375)	(19,904)	(9,591)
Increase (decrease) in trade accounts payable	(3,308)	23,368	2,338
Others	(7,010)	(651)	(2,519)
Subtotal	13,532	13,438	19,692
Interest and dividends received	2,277	1,141	1,619
Interest paid	(498)	(226)	(345)
Refund (payment) of income taxes, etc.	(12,323)	1,924	1,051
Long-term provisional taxes paid	(19,184)	-	-
Cash flows from operating activities	(16,197)	16,277	22,018
II. Cash flows from investing activities			
Acquisition of tangible fixed assets	(2,969)	(11,413)	(15,142)
Acquisition of intangible fixed assets	(2,387)	(64)	(5,268)
Acquisition of investment securities	(576)	(834)	(14,278)
Others	5,256	1,112	2,181
Cash flows from investing activities	(676)	(11,200)	(32,508)
III. Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	18,223	3,088	(844)
Proceeds from sales of its own shares	-	10,448	10,448
Acquisition of its own shares	12,341	(8,868)	(8,871)
Cash dividends paid	(1,768)	(705)	(705)
Others	(378)	(441)	(447)
Cash flows from financing activities	3,734	3,522	(419)
Translation gain/loss related to cash and cash equivalents	6,110	3,381	(1,541)
Net increase (decrease) in cash and cash equivalents	(7,028)	11,980	(12,450)
Cash and cash equivalents at beginning of the period (year)	101,156	113,606	113,606
Cash and cash equivalents at end of the period (year)	94,127	125,587	101,156

(4) SEGMENT INFORMATION

[Segment information by business category]

The businesses of our Group, which are focused on the manufacture and sale of electronic machinery and equipment, are not segmented by business category.

[Segment information by geographic area]

For the third quarter ended December 31, 2005 (from April 1, 2005 to December 31, 2005):

(Million yen)

Items	Japan	North America	Asia	Europe	Total	Eliminations or group wide	Consolidation
Net sales:	276,610	127,099	228,311	5,346	637,368	(357,268)	280,099
Operating expenses	260,341	128,471	218,192	5,609	612,615	(355,001)	257,613
Operating income (loss)	16,268	- 1,371	10,119	- 262	24,753	(2,266)	22,486

For the third quarter ended December 31, 2004 (from April 1, 2004 to December 31, 2004):

(Million yen)

Items	Japan	North America	Asia	Europe	Total	Eliminations or group wide	Consolidation
Net sales:	303,637	122,677	224,292	6,947	657,555	(369,332)	288,223
Operating expenses	284,808	121,787	215,763	6,872	629,231	(367,893)	261,337
Operating income	18,829	889	8,529	74	28,323	(1,438)	26,885

(Notes) 1. Countries and areas are categorized in accordance with their geographic nearness.

2. Countries or areas of each geographic area, excluding Japan:
   (1) North America: United States
   (2) Asia: Hong Kong, Malaysia and Thailand
   (3) Europe: Germany

(Not subjected to audit by the Account Auditors)

(5) BREAKDOWN OF NET SALES BY PRODUCT CATEGORY AND AREA

(million yen)

		Third quarter ended December 31, 2005 (from April 1, 2005 to December 31, 2005)		Third quarter ended December 31, 2004 (from April 1, 2004 to December 31, 2004)		Rate of increase or decrease
Product category:			%		%	%
Audiovisual equipment		175,465	62.6	187,512	65.0	(6.4)
Information and communication equipment		83,101	29.7	78,869	27.4	5.4
Others		21,531	7.7	21,841	7.6	(1.4)
Total		**280,099**	**100.0**	**288,223**	**100.0**	**(2.8)**
Area:						
Japan		28,624	10.2	29,642	10.3	(3.4)
Export:	North America	201,687	72.0	198,743	68.9	1.5
	Europe	35,205	12.6	39,945	13.9	(11.9)
	Asia	9,964	3.6	13,323	4.6	(25.2)
	Other areas	4,617	1.6	6,568	2.3	(29.7)
	Sub-total	251,475	89.8	258,580	89.7	(2.7)
Total		**280,099**	**100.0**	**288,223**	**100.0**	**(2.8)**

(Note) Main products of each product category:

Product category	Main products
Audiovisual equipment	VCRs, DVD players, DVD recorders, TVs, LCD TVs, plasma TVs, projectors
Information and communication equipment	Printers, digital still cameras
Others	Receivers and other related electronic devices

(Not subjected to audit by the Account Auditors)

(For reference) RECENT QUARTERLY OPERATING RESULTS

Year ending March 31, 2006 (Consolidated)

(million yen)

	First quarter (from April 1 to June 30, 2005)	Second quarter (from July 1 to Sept. 30, 2005)	Third quarter (from October 1 to Dec. 31, 2005)	Fourth quarter (from January 1 to March 31, 2006)
Net sales	72,955	96,598	110,545	-
Gross profit on sales	14,548	21,435	19,682	-
Operating income	4,843	10,433	7,209	-
Ordinary income	5,912	11,763	9,051	-
Net income before taxes and other adjustment	5,973	10,522	12,221	-
Net income after tax	4,346	7,198	8,838	-
Net income per share (yen)	123.40	205.90	254.40	-
Fully diluted net income per share (yen)	123.15	205.68	253.98	-
Total assets	264,861	279,323	291,800	-
Stockholders' equity	177,355	185,983	194,501	-
Stockholders' equity per share (yen)	5,072.88	5,328.73	5,656.21	-

Year ended March 31, 2005 (Consolidated)

(million yen)

	First quarter (from April 1 to June 30, 2004)	Second quarter (from July 1 to Sept. 30, 2004)	Third quarter (from October 1 to Dec. 31, 2004)	Fourth quarter (from January 1 to March 31, 2005)
Net sales	64,912	104,003	119,306	94,811
Gross profit on sales	16,480	22,215	21,469	17,702
Operating income	7,052	10,513	9,318	6,462
Ordinary income	8,208	12,109	7,848	8,449
Net income before taxes and other adjustment	8,253	11,084	7,797	8,181
Net income after tax	5,044	8,287	6,502	5,887
Net income per share (yen)	141.99	229.95	181.66	165.25
Fully diluted net income per share (yen)	141.16	228.71	181.14	164.84
Total assets	236,217	276,202	283,588	255,326
Stockholders' equity	163,326	172,402	171,729	174,043
Stockholders' equity per share (yen)	4,532.27	4,783.21	4,857.76	4,919.43

- END -